EXHIBIT 99.1

COMMONWEALTH OF MASSACHUSETTS

DEPARTMENT OF TELECOMMUNICATIONS AND ENERGY

)
Petition of Boston Edison Company and	)
Commonwealth Electric Company	)
for Approvals Relating to the Issuance of	)	D.T.E. 04-70
Rate Reduction Bonds Pursuant to G.L. c. 164, § 1H	)
)

PETITION FOR APPROVALS RELATING TO

ISSUANCE OF RATE REDUCTION BONDS

Boston Edison Company (“Boston Edison”) and Commonwealth Electric Company (“Commonwealth”, and together with Boston Edison, the “Companies”) hereby petition the Department of Telecommunications and Energy (the “Department”) for a financing order (the “Financing Order”) approving the issuance of electric rate reduction bonds (“RRBs”), pursuant to G.L. c. 164, §§ 1G and 1H, and the Boston Edison Restructuring Settlement Agreement approved by the Department in D.P.U./D.T.E. 96-23 (the “Settlement Agreement”) and Commonwealth’s restructuring plan (the “Restructuring Plan”) approved by the Department in D.P.U./D.T.E. 97-111 and D.P.U./D.T.E. 97-111-A. The Financing Order will provide for: (a) the securitization (as such term is used in G.L. c. 164, §§ 1G and 1H) through RRBs of reimbursable transition costs amounts of approximately $675 million consisting of the payments associated with the termination of obligations under certain power purchase agreements (the “PPAs”) between the Companies and MASSPOWER and between Commonwealth and Dartmouth Power Associates, L.P. (“Dartmouth”), the recovery of transition costs deferred by

Commonwealth pursuant to the Restructuring Plan, transaction costs arising in connection with the issuance of the RRBs, and the provision of any required credit enhancement as described below; (b) the establishment of a portion of the Companies’ transition or access charges (“RTC Charges”) as transition property from which RRBs to be issued will be repaid; (c) the organization and capitalization of a special purpose entity by each of the Companies (each, an “SPE”) to which the transition property of each of the Companies will be sold; (d) the servicing of RTC Charges by each of Boston Edison and Commonwealth, as the initial servicers for their respective transition property (“Servicers”), or any successor Servicers, under servicing agreements (each a “Servicing Agreement”) and (e) the granting of exemptions to the Companies from the competitive bid and par-value debt-issuance requirements of G.L. c. 164.

In support of this Petition, Boston Edison and Commonwealth state as follows:

1.	The Applicants, Boston Edison and Commonwealth, are each Massachusetts corporations authorized to generate, transmit, purchase, sell and distribute electricity. Both of Boston Edison and Commonwealth are an electric company as defined in G.L. c. 164, § 1 and serve retail electric customers in Massachusetts.

2.	Chapter 164 of the Acts of 1997, codified in G.L. c. 164, §§ 1G and 1H, provides for electric companies to securitize a portion of their transition costs through the issuance of RRBs to provide savings to customers.

3.

In separate petitions filed by Boston Edison and Commonwealth on July 7, 2004 (D.T.E. 04-61) and on August 27, 2004 (D.T.E. 04-78), the Companies requested approval of the agreements that would terminate their obligations pursuant to the PPAs, in accordance with the Settlement Agreement, the Restructuring Plan and the mitigation requirements of G.L. c. 164, § 1G(d)(4).

4.	Boston Edison, together with other electric companies, and the staffs of MassDevelopment and the Massachusetts Health and Educational Facilities Authority (together, the “Agencies”) have previously developed a structure for the proposed securitization and the process for approval by the Department. The Agencies have had the opportunity to review and comment on this Application and the exhibits hereto. Based on their knowledge and experience with other rate reduction bond financings, representatives of the Agencies have indicated that the proposed Financing Order contained in the Petition satisfies (a) all requirements under §§ 1G and 1H relating to the terms and conditions of the RRBs and (b) historical rating agency criteria consistent with achieving the highest possible ratings for RRBs.

5.

RRBs will be issued to securitize the reimbursable transition costs amounts represented by the payments made by the Companies to MASSPOWER and by Commonwealth to Dartmouth in connection with the termination of obligations under the PPAs, the recovery of the then-outstanding balance of transition costs deferred by Commonwealth pursuant to the Restructuring Plan, the transaction costs associated with the issuance of the RRBs, and the provision of any required credit enhancement. These amounts are eligible for recovery through issuance of RRBs and the collection of the RTC Charges. The Companies currently estimate the initial principal amount of RRBs to be issued will be approximately $675 million, subject to adjustment based on the timing of the closing of the PPA buyout transactions and the issuance of the RRBs, the amount of Commonwealth’s outstanding deferred transition costs at the time of issuance of the RRBs, the actual transaction costs, input from nationally recognized statistical rating organizations (the “rating agencies”), selected by the Companies and approved by the Agencies, to assign credit ratings to the RRBs, or changes in the proposed transaction not now anticipated by the Companies.

6.	In the Settlement Agreement and the Restructuring Plan, and subsequent filings pursuant thereto, including D.T.E. 04-61 and D.T.E. 04-78, the Department has or will have approved the Companies’ respective transition charges (referred to as the access charge in the Boston Edison Settlement Agreement) to recover on a fully reconciling basis all of the Companies’ transition costs including the reimbursable transition costs amounts proposed to be securitized.

7.	The issuance of RRBs will reduce the total transition costs paid by customers compared to the total transition costs to be paid by customers if the Financing Order was not adopted.

8.

Each of the Companies will form a wholly-owned SPE. Each SPE will be bankruptcy-remote, in that its activities will be limited to ownership of the transition property and issuance of notes (the “Debt Securities”), and restrictions will be imposed on its ability to commence a bankruptcy case or other insolvency proceeding. Each of the Companies will capitalize its respective SPE in an amount anticipated to be approximately 0.50 percent of its allocable portion of the initial principal balance of RRBs, as may be adjusted at the time of issuance based on rating agency requirements. Such funds will be pledged to secure the Debt Securities and will be used to pay debt service and related fees and expenses in the event of a shortfall in RTC Charge collections. The capital contributed by each Company to its SPE, to the extent remaining after payment of its SPE’s Debt Securities, will be returned to that Company as a return of capital.

9.	Each of the Companies will sell its transition property to its wholly owned SPE in a transaction which, under G.L. c. 164, § 1H, will be intended and treated as a legal true sale and absolute transfer to such SPE notwithstanding any contrary treatment of such transfer for accounting, tax or other purposes.

10.	Pursuant to G.L. c. 164, § 1H(e), upon the effective date of the Financing Order there shall exist a statutory first priority lien on all transition property then existing or thereafter arising pursuant to the terms of the Financing Order. Such lien shall secure all obligations, then existing or subsequently arising, for the benefit of the holders of each of the SPE’s Debt Securities and the RRBs, the trustee or representative for such holders, each SPE and the RRB Trust (defined below), and shall arise by operation of law automatically without any action on the part of the Companies or any other person.

11.

Each SPE will then issue Debt Securities to a single special purpose trust established by the Agencies (the “RRB Trust”). Each SPE’s Debt Securities will be non-recourse to Boston Edison or Commonwealth, as the case may be, and their assets. Each SPE’s Debt Securities will be secured by all of the assets of such SPE including, without limitation, (a) the transition property, (b) the rights of such SPE under the various transaction documents such as the purchase agreement by which such SPE acquires the transition property, the Servicing Agreement by which the respective Company, or any successor Servicer, acts as Servicer for the transition property, an administration agreement, a collection account and any other subaccounts of such SPE contained in such SPE’s collection account including a capital subaccount, an overcollateralization subaccount and a reserve subaccount, and (c) investment earnings (other than earnings on the capital subaccount, which are to be returned as a distribution of capital to Boston Edison or Commonwealth, as the case may be) on amounts held by such SPE.

12.	RRBs will be issued by the RRB Trust and are expected to be pass-through certificates representing undivided beneficial interests in the SPEs’ Debt Securities. The form, interest rate, repayment schedule, classes, number and determination of credit ratings and other characteristics of RRBs will be determined at the time of pricing based on then-current market conditions.

13.	Boston Edison, Commonwealth and the SPEs will all be indirect subsidiaries of NSTAR. Combining the issuance by each of the Companies in one RRB transaction will result in issuance cost savings and other efficiencies, thereby lowering costs for customers. Neither SPE shall be obliged with respect to the other SPE’s Debt Securities, and therefore the customers of the respective Companies shall not be affected by the actions of the other Company or the adequacy of the transition property of such other Company.

14.	The RRB Trust will transfer an allocable portion of the net proceeds from the RRBs to each of the SPEs, less its allocable share of certain transaction costs associated with the RRB Transaction, as consideration for such SPE’s Debt Securities and the SPE will then transfer such proceeds to Boston Edison or Commonwealth, as the case may be, as consideration for their respective transition property.

15.	RRBs will not be obligations of the Companies nor will they be secured by a pledge of the general credit, full faith or taxing power of the Commonwealth of Massachusetts or any agency or subdivision of the Commonwealth of Massachusetts in accordance with G.L. c. 164, §1H(b)(4). RRBs will be repaid through the collection of RTC Charges from all retail users, without regard to class, of the Companies’ respective distribution systems within the geographic service territory as in effect on July 1, 1997, by each of the Companies and any successor distribution companies, which may include successor Servicers. Each RTC Charge will be a usage-based charge and will be a component of (and used to calculate) the transition charge on each retail users’ monthly bill until the SPE’s Debt Securities, together with all interest, fees, costs and expenses, are discharged in full. While not separately identified on each retail user’s monthly bill, each monthly bill will note that the RTC Charges, as a component of the transition charges, is being collected on behalf of an SPE, as owner of the transition property.

16.	G.L. c. 164, § 1H(b)(3) provides that the Financing Order and the reimbursable transition costs amounts shall be irrevocable, and the

Department (or any successor thereto) shall not have authority to revalue or revise for ratemaking purposes the reimbursable transition costs amounts, or determine that such reimbursable transition costs amounts or RTC Charges are unjust or unreasonable, or in any way reduce or impair the value of transition properties either directly or indirectly by taking into account RTC Charges when setting other rates for the Companies, nor shall the amount of revenues arising with respect thereto be subject to reduction, impairment, postponement or termination.

17.	Pursuant to G.L. c. 164, § 1H(b)(3) the Commonwealth of Massachusetts has pledged and agreed with the owners of transition properties and holders of RRBs that the Commonwealth of Massachusetts will not (i) alter the provisions of G.L. c. 164 that make the RTC Charges imposed by the Financing Order irrevocable and binding or (ii) limit or alter the reimbursable transition costs amounts, transition property, the Financing Order and all rights thereunder until RRBs and any interest thereon are fully discharged.

18.

Each of the Companies will file an initial RTC Charge in an issuance advice letter upon final determination of all terms of the RRBs after each class of RRBs is priced, but prior to the date such RRBs are issued. The RTC Charges shall be established by each of the Companies at an initial level (and at different levels during specified periods over the life of RRBs) intended to provide for the full recovery of payments of interest and principal on its SPE’s Debt Securities, in accordance with the expected amortization schedule determined at the time of offering, any credit enhancement and any ongoing related fees, costs and expenses, based upon assumptions including sales forecasts, weighted average days outstanding of customer receivables and charge-off experience.

19.	The level of RTC Charges for each Company may differ for specified periods during the term of the RRBs due to several factors, including changes in the principal balance of its SPE’s Debt Securities, the impact of the variability of energy sales, changes in weighted average days outstanding of customer receivables and charge-off experience, and changes in ongoing fees, costs and expenses of the RRB Transaction.

20.	In order to minimize the impact of variability in energy sales, changes in weighted average days outstanding of customer receivables and charge-off experience, collections on the payment of principal, interest, fees, costs and expenses on the Debt Securities and the RRBs and the provision of any credit enhancement, and to maintain actual principal amortization in accordance with the expected amortization schedule, the Companies propose to adjust the RTC Charges, up or down, by an RTC Charge adjustment mechanism in accordance with G.L. c. 164, § 1H(b)(5) and the methodology described in Exhibit NSTAR-EGO.

21.

Through the transfer of transition property to an SPE, such SPE will obtain the right and the obligation to assess and collect RTC Charges. Boston Edison will initially act as the Servicer for the transition property of its wholly-owned SPE and Commonwealth will initially act as the Servicer for the transition property of its wholly-owned SPE. Each of the Companies, or any successor

Servicer, will be responsible for calculating, billing, collecting, and remitting its respective RTC Charges from all retail users of its distribution system within the geographic service territory as in effect on July 1, 1997. Each of the Companies will carry out billing, collection and remittance activities both as Servicer with respect to RTC Charges, and as principal with respect to its own charges to be paid by such customers.

22.	In consideration for its servicing responsibilities, each of the Companies or any successor Servicer will receive a periodic servicing fee which will be recovered through RTC Charges as described in Exhibit NSTAR-EGO.

23.	The Companies expect to implement with the Department’s approval and consistent with prior orders of the Department, certain policies and procedures designed to ensure that the credit ratings of the RRBs will not be reduced or withdrawn due to the existence of any third party biller. The policies and procedures described in the prefiled testimony in Exhibit NSTAR-JF will help retain the quality of RTC Charge billings, collections and remittances.

24.	Each of the Companies expect to use its allocable portion of the proceeds from the issuance of the RRBs for the following purposes: (a) to fund the liquidation payments to MASSPOWER and, in the case of Commonwealth, Dartmouth, in connection with the termination of the obligation to purchase electricity pursuant to the PPAs, (b) to provide any credit enhancement required for the RRBs other than to the funding of the capital subaccount, and (c) to pay transaction costs. In addition, Commonwealth may use proceeds to reduce capitalization and for general corporate purposes.

THEREFORE, the Companies respectfully petition the Department:

1.	To grant any and all authorizations that may be required under Massachusetts law, including, without limitation, approval and authorization in the Financing Order pursuant to the Settlement Agreement, the Restructuring Plan and G.L. c. 164, § 1H, for the consummation of the transactions contemplated by the issuance of RRBs and related matters, including without limitation: (a) the securitization (as such term is used in G.L. c. 164, §§ 1G and 1H) through RRBs of reimbursable transition costs amounts of approximately $675 million consisting of the liquidation payments associated with the termination of obligations pursuant to the PPAs between the Companies and MASSPOWER and between Commonwealth and Dartmouth, the recovery of certain transition costs deferred by Commonwealth pursuant to the Restructuring Plan and the transaction costs arising in connection with the issuance the RRBs, and the provision of any required credit enhancement; (b) the organization and capitalization of each SPE to which the transition property will be sold; (c) the establishment and adjustment from time to time of RTC Charges from which the RRBs will be repaid; and (d) the servicing of RTC Charges by each of Boston Edison and Commonwealth, as initial Servicers, or any successor Servicer under the Servicing Agreements.

2.	To find an exemption in the public interest from each of (a) the competitive bidding requirements of G.L. c. 164, § 15 and (b) the par value debt issuance requirements of G.L. c. 164 § 15(a) in connection with the sale of the RRBs and to grant each such exemption.

3.	To find customer savings, reflected in lower transition charges, than would be required to recover the approved transition costs if the Financing Order was not adopted in accordance with G.L. c. 164, §§ 1G(d)(4) and 1H(b)(2).

4.	To make such other findings and issue such other orders as set forth in the proposed Financing Order attached hereto in the form of Exhibit NSTAR-1.

5.	To grant such other and further orders and approvals as the Department may deem necessary or proper in the circumstances.

The Companies submit for the Department’s consideration a proposed Financing Order attached to this Application as Exhibit NSTAR-1. The Companies also submit prefiled testimony in the following exhibits:

i.	Exhibit NSTAR-JF — Prefiled Testimony of John Fernando;

ii.	Exhibit NSTAR-EGO — Prefiled Testimony of Emilie G. O’Neil; and

iii.	Exhibit NSTAR-GOL — Prefiled Testimony of Geoffrey O. Lubbock.

Respectfully submitted, BOSTON EDISON COMPANY COMMONWEALTH ELECTRIC COMPANY By their attorneys,

/S/ ROBERT N. WERLIN
Robert N. Werlin, Esq. John K. Habib, Esq. Keegan, Werlin & Pabian, LLP 265 Franklin Street Boston, Massachusetts 02110 (617) 951-1400 (telephone) (617) 951-1354 (facsimile)

Co-Counsel:

David A. Fine

Byung W. Choi

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

(617) 951-7050 (fax)

Dated: August 31, 2004